Independent Proxy Advisory Firms Recommend HIVE Shareholders Vote "FOR" All Resolutions

  Your vote is important - Vote well in advance of the proxy voting deadline: 11:00 a.m. (Pacific time) on March 3, 2026.

  Shareholder questions or need voting assistance? Please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com, or by texting "INFO" to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America).

San Antonio, Texas--(Newsfile Corp. - February 20, 2026) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) ("HIVE") is pleased to announce that independent proxy advisory firms, including Institutional Shareholder Services ("ISS") have recommended shareholders vote "FOR" each of the resolutions to be approved at the upcoming Annual General and Special Meeting of Shareholders (the "Meeting") to be held on March 5, 2026, at 11:00 a.m. (Pacific Time).

ISS is an independent proxy advisory firm with approximately 3,400 clients including many of the world's leading institutional investors who rely on ISS' objective and impartial analysis to make important voting decisions.

HIVE General Counsel Gabriel Ibghy stated: "We are delighted to receive the news that an independent third-party proxy advisory firm, ISS, has recommended that shareholders vote FOR all the proposed resolutions. This endorsement underscores the strength of our proposals and affirms their alignment with shareholder interests. We appreciate the support and confidence expressed by these respected advisory firms. The collective endorsement of these initiatives is a positive step forward towards our goals."

Shareholders Encouraged to Vote Ahead of the Proxy Deadline

The Board of Directors of HIVE recommends that Shareholders vote FOR all resolutions.

The proxy voting deadline is 11:00 a.m. (Pacific time) on March 3, 2026. Shareholders are encouraged to vote well in advance of the proxy voting deadline to ensure your vote is submitted in a timely manner. Voting is easy. Shareholders may vote online, by telephone or any other methods provided in the form or proxy or voting instruction which have been included as part of the mailing.

Shareholders of record as of the close of business on January 16, 2026, are eligible to vote at the Meeting.

Please visit the Annual General and Special Meeting page on our website under Investors for complete details and links to all relevant documents ahead of the Meeting at https://www.hivedigitaltechnologies.com/2026-annual-special-meeting/.

Shareholder Questions & Voting Assistance

Any shareholder who has questions about how to vote should contact HIVE's proxy solicitation agent:

Laurel Hill Advisory Group

Call or Text Toll-Free (North America): 1-877-452-7184

Call or Text Outside North America: +1-416-304-0211

Email: assistance@laurelhill.com

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered by green energy. Today, HIVE builds and operates next-generation Tier-I and Tier-III data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing clients. HIVE's twin-turbo engine infrastructure-driven by hashrate services and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/284619